FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Intimation of Book Closure

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below disclosure to the Indian Stock Exchanges:

We refer to our earlier letter dated May 7, 2018 vide which we informed you that the Board at its Meeting held on May 7, 2018, recommended a dividend of Rs. 1.50/- (Rupees One and paise fifty only) per equity share of face value of Rs. 2/- each, subject to requisite approvals. The dividend on equity shares, will be paid/despatched on or after the same is approved by the shareholders at the ensuing Annual General Meeting to be held on Friday, August 10, 2018.

We now wish to inform you that pursuant to Section 91 of the Companies Act, 2013 and in terms of regulation 42 of the Securities and Exchange Board of India (Listing Obligations and Disclosure requirements) Regulations, 2015, the Register of Members and Share Transfer Books of the Bank will remain closed from Wednesday, July 25, 2018 to Friday, August 10, 2018 (both days inclusive) for the purpose of determining the eligibility to receive dividend.

Dividend on equity shares, after the same is approved by the shareholders at the ensuing Annual General Meeting to be held on Friday, August 10, 2018 would be paid to such Members holding shares in physical form whose names shall appear on the Register of Members at the close of business hours on August 10, 2018 after giving effect to all valid transfers in physical form lodged on or before July 24, 2018 and in respect of shares held in electronic form to those beneficial holders as registered in the records of the National Securities Depository Limited and the Central Depository Services (India) Limited on July 24, 2018.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 17, 2018	By:	/s/ RanganathAthreya
			Name :	Ranganath Athreya
			Title :	Ranganath Athreya General Manager & Joint Company Secretary